Exhibit 99.18

PRESS RELEASE

Intel and WiLAN Reach Agreement to End Litigations

OTTAWA, Canada – January 14, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN), a leading technology innovation and licensing company, today announced that Intel Corporation (“Intel”) and WiLAN have signed a memorandum of understanding which calls for Intel to take a multi-year license to WiLAN’s patent portfolio and to make a series of payments to WiLAN.

The agreement will include the dismissal of all litigations between the companies in the U.S. District Court for the Eastern District of Texas and in the U.S. District court of the Northern District of California. WiLAN expects a final definitive agreement to be signed within the next few weeks. Specific financial terms of the agreement are confidential.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 240 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 970 issued or pending patents.  For more information: www.wilan.com.

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PRESS RELEASE

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties that face the Company; such statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, and may be based on management’s current assumptions and expectations related to all aspects of the wireless and wireline telecommunications industries and the global economy.  Risks and uncertainties that may face the Company include, but are not restricted to: licensing of the Company’s patents can take an extremely long time and may be subject to variable cycles; the Company is currently reliant on licensees paying royalties under existing licensing agreements and additional licensing of its patent portfolio to generate future revenues and increased cash flows; the Company’s revenues may fluctuate based on individual licensees’ growth and success rates in their respective markets, the impact of seasonality and other market factors on individual licensees’ businesses and other factors outside of the Company’s control; the Company’s revenues can vary significantly from quarter to quarter depending upon the type of royalty agreement with licensees, the timing of royalty reporting by licensees and fluctuations in foreign currency; the Company may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues; changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Company; a court may determine that certain of the Company’s patents are not infringed by certain standards or products or may disagree with management  with respect to whether one or more of the Company’s patents apply to certain standards or products, which could adversely affect the Company; certain of the Company’s patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents; the Company will need to acquire or develop new patents to continue and grow its business; fluctuations in foreign exchange rates impact and may continue to impact the Company’s revenues and operating expenses, potentially adversely affecting financial results; the Company has made and may make acquisitions of technologies or businesses which could materially adversely affect the Company; the Company may require investment to translate its intellectual property position into sustainable profit in the market; the generation of future V-Chip revenues and the likelihood of the Company signing additional V-Chip licenses could be negatively impacted by changes in government regulation; the Company is dependent on its key officers and employees; the price of the Company’s common shares is volatile and subject to market fluctuation; and the Company may be negatively affected by reduced consumer spending due to the uncertainty of economic and geopolitical conditions.  These risks and uncertainties may cause actual results to differ from information contained in this release, when estimates and assumptions have been used to measure, predict and/or report results.  There can be no assurance that any statements of forward-looking information contained in this release will prove to be accurate.  Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral statements containing forward-looking information are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice.  Except as required by applicable laws, the Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.  Readers are cautioned not to place undue reliance on any statements of forward-looking information that speak only as of the date of this release.  Additional information identifying risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in WiLAN’s current Annual Information Form and its other filings with the various Canadian securities regulators which are available online at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations & Communications
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

For more information,	Tyler Burns	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1
visit www.wilan.com	Director, Investor Relations	Tel: O: 613.688.4330 C: 613.697.0367
or please contact	& Communications	Email: tburns@wilan.com

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